Crew Gold Corporation

Year Ended December 31, 2006 Results

Conference Call

Crew Gold Corporation ("Crew" or "the Company") (TSX:CRU) (OSE:CRU) today announced it will report quarter and six months to 31 December 2006 results on Friday, March 30, 2007.   A conference call/webcast will be held at 09:00 a.m. BST that will be carried on the Company's website.

Live Conference Call Details for March 30, 2007: 09:00 (UK) and 10:00 (Norwegian)

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UK freefone

 : 0800 387771

Direct dial-in number

: 01296 317500

Passcode

: 564 068

The quarter and six months to 31 December 2006 results will be available prior to the conference call in the Investor Relations section of the Company's website at www.crewgold.com.

Additionally, there will be a replay of the conference call available until April 4, 2007.

Replay Conference Call Details

Freefone dial-in number

: 0800 032 9687 (UK BYO)

Direct dial-in number

: 0207 136 9233 (UK BYO)

Passcode

: 36634863

In addition to this, an audio file of the conference call will be available on www.crewgold.com.

Crew Gold Corporation is an international mid-tier gold company with operations, development projects and exploration activities in Guinea, Philippines, Greenland and Canada. The Company currently produces gold at their three operating mines; Lefa in Guinea, Nalunaq in Greenland and Masara in the Philippines.

www.crewgold.com

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